UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2005
                    ----------------------------------------
                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]
                            ------------ ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
                                -------- --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated November 13, 2005.

                                    Exhibit 1

Ship Finance International Limited

Interim Report July - September 2005

Highlights

        o Ship Finance reports a net income of $65.3 million and earnings per share of $0.87 for the third quarter of 2005.

        o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share.

Third Quarter and Nine Months Results

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $118.4 million, operating income of $80.1 million and net income of $65.3 million for the third quarter of 2005. Earnings per share for the quarter were $0.87. Currently, all but eight of the Company's vessels are trading under long term charters to Frontline Ltd ("Frontline"). Two of these vessels, the Company's first containerships, are on a medium and short term time charter to unrelated third parties.

In the third quarter, operating revenues include $26.8 million of accrued profit share due from Frontline under long term charter agreements. The Company estimates that an additional $22.2 million in profit share has accumulated, however this cannot yet be accounted for in accordance with U.S. generally accepted accounting principles. The unrecognised income of $22.2 million will be recognised in the fourth quarter provided Ship Finance's vessels continue to earn in excess of the fixed charter rates received from Frontline. The average daily time charter equivalents ("TCEs") earned by Frontline in the third quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $37,700, $25,400 and $34,700, respectively.

In July 2005, the Company drew the remaining $158.4 million under its $350 million bank debt facility. As at September 30, 2005, the Company had interest rate swaps with a total notional principal of $572.6 million and an average interest rate of 3.7% percent. In the third quarter other financial items include a gain of $8.1 million that is attributable to the mark to market valuations of interest rate swaps compared with a loss of $8.3 million in the second quarter and a gain of $12.1 million in the first quarter.

Ship Finance announces net income of $126.5 million for the nine months ended September 30, 2005 equivalent to earnings per share of $1.69. The average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $56,400, $39,300 and $35,600, respectively.

As at September 30, 2005, the Company had total cash and cash equivalents of $71.8 million, of which $2.9 million is restricted. Cash provided by operating activities in the quarter was $40.5 million, net cash provided by investing activities was $59.6 million and net cash used in financing activities was $81.0 million. In August 2005 the Company sold a Suezmax tanker, Front Hunter, for net proceeds of $71.0 million. A $3.8 million termination payment has been accrued as a result of the termination of the charter. In addition, Frontline will have the right to sell to Ship Finance and charter back its newbuilding VLCC which is due for delivery in July 2006. A gain of approximately $25.8 million was incurred upon the sale of this vessel; however, this gain has been deferred in the financial statements as the termination of the charter with Frontline will give rise to a discounted rate for the new charter established for VLCC newbuilding. When and if the charter commences, this deferred gain will be amortised over the life of the replacement charter, in line with the embedded discount.

Corporate and Other Matters

On November 13, 2005 the Board declared a dividend of $0.50 per share which represents an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share. The record date for the dividend is November 29, 2005, ex dividend date is November 25, 2005 and the dividend will be paid on or about December 13, 2005.

In  September   2005,  the  Company  took  delivery  of  a  second   newbuilding
containership. The vessel is trading on short term time charter until December 2005.

In the third quarter the Company repurchased $30.8 million of its 8.5% Notes, and has done another $1.0 million in the current quarter bringing the total amount repurchased to date in 2005 to $73.2 million. Outstanding amount under the bond indenture is currently $457.1 million.

In July the Company bought back and cancelled 100,000 of its shares pursuant to its existing authority. At September 30, 2005 74,600,837 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and nine months then ended was 74,606,272 and 74,781,057 respectively. In the current quarter the Company has continued the repurchase and has so far bought back another 710,100 shares. Total outstanding shares are thereby currently 73,890,737.


Market

The overall downward trend of the VLCC market witnessed in the second quarter of the year shifted to a significantly more positive trend during the third quarter. July started off on a rebound, seeing a peak in rates at Worldscale ("WS") 107 for the benchmark route from the Arabian Gulf to the East. The market experienced great volatility during the quarter, demonstrated by a fall in rates down to WS 60 levels in the first half of August. However, at the end of the quarter the rates rose dramatically, seeing fixtures being concluded at WS 105 levels at period end. The average WS rate from Arabian Gulf to the East was about WS 83 compared to WS 72 in the second quarter of 2005. This equates to a TCE of approximately $34,000 per day. The Suezmax market experienced a downward trend compared to the second quarter. The benchmark route from West Africa to the East coast of U.S. started off falling from a peak in rates at the end of the second quarter down to WS 100 levels. The rates remained relatively stable until the end of September, when the market strengthened considerably and rates rose to WS 165 at period end. The average WS rate from West Africa to the East coast of the U.S. was about 115, or approximately $25,500 per day, compared to WS 133 in the second quarter.

The hurricane activity in the Gulf of Mexico during the quarter led to shut downs of refinery capacity and production capacity. The shut downs boosted the U.S. demand for sweeter crude from West Africa. Consequently, a larger portion of heavier, sour crude from the Caribbean went eastwards. Combined with a seasonal strengthening of the market, the increase in long haul transportation stimulated the demand side, and led to an upwards pressure on rates.

The International Energy Agency (IEA) reported in its October report an average OPEC oil production, including Iraq, of approximately 29.7 million barrels per day during the third quarter of the year, an increase of 0.4 million barrels per day or 1.4 percent from the second quarter. OPEC announced in September that, should it be necessary, it would make the entire spare production capacity of 2 million barrels per day available.

IEA estimates that world oil demand averaged 82.4 million barrels per day in the third quarter, a 0.7 percent increase from the second quarter in 2005. IEA further predicts that the average demand for 2005 in total will be 83.4 million barrels per day, or a 1.6 percent growth from 2004. The organisation estimates world oil demand in 2006 to average 85.2 million barrels per day, showing a belief in continued demand growth.

The world trading VLCC fleet totalled 461 vessels at the end of the third quarter of 2005, an increase of 1.1 percent over the quarter. One VLCC was scrapped in the period and six were delivered. The total order book is at 98 vessels at the end of the third quarter, up from 94 vessels after the second quarter of 2005. This represents 21.3 percent of the current VLCC fleet. A total of ten VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 333 vessels at the end of the quarter, up from 328 vessels after the second quarter of 2005, a 1.6 percent fleet growth. No Suezmaxes were scrapped during the quarter and five were delivered. The total order book at the end of the quarter is 64, down from 69 after the second quarter. This represents 19.3 percent of the Suezmax fleet. No Suezmaxes were ordered during the period.

The freight futures market maintains an optimistic view, demonstrated through the possibility of selling freight futures for the remainder of the year at a level that equates to TCEs for VLCCs of approximately $120,000, and $47,500 for the calendar year 2006.


Strategy

The Board has continued the effort to broaden the Company's long term leasing portfolio. Several transactions are under evaluation. The Board is aware of the fact that most shipping markets today have historic high new building and second-hand prices. This increases the risk in most transactions. The Board is looking for transactions which on a stand alone basis can provide a reasonable high financial leverage to optimize the return on equity. The Offshore market which is likely to have a better risk reward situation than most shipping markets can be an attractive alternative. Particularly since this market also provides good opportunities for charters to cover the risk by chartering out for long term period to major oil companies.

The Company has of November 14 approximately USD 75 million in cash and approximately USD 120 million in additional debt capacity linked to unencumbered assets.

Until new attractive transactions can be found, the Board will continue to consider buy back of stock and bonds as attractive opportunities to improve the short to medium term return to shareholders.


Outlook

The Company will as a function of the fixed charter portfolio and the profit sharing for 2005 generate a strong cash flow, of which the latter is payable in the first quarter of 2006

The results for the fourth quarter will be positively influenced by the accrued but not recorded profit sharing estimated to be $22.2 million by the end of September and further increased since that time.

The Company is financially strong and well positioned to benefit from positive as well as negative developments in the underlying markets. The Board is optimistic about the future for the Company, and the opportunity to provide good long term return on equity to shareholders based on a moderate to low risk profile.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 13, 2005
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575

Oscar Spieler: Chief Executive Officer, Frontline Management AS
+47 23 11 40 79

Tom Jebsen, Chief Financial Officer, Ship Finance International Limited +47 23 11 40 21



                                  SHIP FINANCE INTERNATIONAL LIMITED THIRD QUARTER REPORT (UNAUDITED)
------------------ --------------- ----------------------------------------- --------------- ---------------- ----------------
             2004            2005  INCOME STATEMENT                                    2005             2004             2004
          Jul-Sep         Jul-Sep                                                   Jan-Sep          Jan-Sep          Jan-Dec
                                   (in thousands of $ except per share                                              (audited)
                                   data)
------------------ --------------- ----------------------------------------- --------------- ---------------- ----------------
          121,074         118,403  Total operating revenues                         295,572          340,587          492,069
              795           1,158  Voyage expenses                                    3,000            9,765            9,978
           23,619          31,411  Ship operating expenses                           82,729           71,998           96,505
            1,315             536  Administrative expenses                            1,621            2,829            3,812
            7,693           5,193  Depreciation                                      14,682           29,478           34,617
           33,422          38,298  Total operating expenses                         102,032          114,070          144,912
           87,652          80,105  Operating income (loss)                          193,540          226,517          347,157
             (76)           1,048  Interest income                                    2,333             2193            2,567
         (24,209)        (25,384)  Interest expense                                (84,242)         (73,138)         (95,933)
         (10,477)           9,516  Other financial items                             14,862            3,512            8,780
             (74)            (19)  Foreign currency exchange gain (loss)               (21)               43               88
           52,816          65,266  Net income (loss)                                126,473          159,127          262,659

            $0.70           $0.87  Basic earnings per share amounts ($)               $1.69            $2.14            $3.52

-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------- ---------------- ---------------- ----------------
                                                                                        2005             2004             2004
BALANCE SHEET                                                                         Sep 30           Sep 30           Dec 31
(in thousands of $)                                                                                                  (audited)
---------------------------------------------------------------------------- ---------------- ---------------- ----------------

ASSETS
Short term
Cash, restricted cash and cash equivalents                                            71,808           69,171           34,572
Amount due from parent                                                                 4,155                -            4,864
Other current assets                                                                 148,391          123,279          192,421
Long term
Newbuildings and vessel purchase options                                                   -            8,370            8,370
Vessels and equipment, net                                                           322,362          347,126          236,305
Investment in finance leases                                                       1,834,772        1,556,010        1,641,644
Deferred charges and other long-term assets                                           35,770           27,931           34,761
Total assets                                                                       2,417,258        2,131,887        2,152,937


LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt                    122,519           88,845           91,308
Amount due to parent                                                                       -                -                -
Other current liabilities                                                             23,082           19,544            8,958
Long term
Long term interest bearing debt                                                    1,702,768        1,412,875        1,387,586
Other long term liabilities                                                           27,154            1,679            4,103
Stockholders' equity                                                                 541,735          608,944          660,982
Total liabilities and stockholders' equity                                         2,417,258        2,131,887        2,152,937
---------------------------------------------------------------------------------------------------------------------------------

---------------- ------------- ------------------------------------------------ ---------------- --------------- ----------------
           2004          2005                                                              2005            2004             2004
        Jul-Sep       Jul-Sep  STATEMENT OF CASHFLOWS                                   Jan-Sep         Jan-Sep          Jan-Dec
                               (in thousands of $)                                                                     (audited)
---------------- ------------- ------------------------------------------------ ---------------- --------------- ----------------

                               OPERATING ACTIVITIES
         52,816        65,266  Net income (loss)                                        126,473         159,127          262,659
                               Adjustments to reconcile net income to net
                               cash provided by operating activities
          9,688         8,192  Depreciation and amortisation                             31,706          38,057           44,102
           (26)             -  Unrealised foreign currency exchange (gain)                    -           (163)            (164)
                               loss
         11,120       (8,076)  Adjustment of financial derivatives to market           (11,872)         (3,975)          (9,289)
                               value
          (658)       (3,461)  Other                                                    (6,024)         (1,146)          (1,146)
       (25,519)      (21,395)  Change in operating assets and liabilities               104,447        (34,956)        (117,634)
         47,421        40,525  Net cash provided by operating activities                244,730         156,944          178,528


                               INVESTING ACTIVITIES
         16,370        25,794  Repayment of investments in finance leases                72,922          43,024           61,990
          2,085         (149)  Net maturities (placement) of restricted cash              2,515         559,698          560,121
              -        71,000  Sale of investment in finance lease                      229,800                                -
                          288  Acquisition of subsidiaries, net of cash               (549,090)       (536,793)        (536,793)
                               acquired
        (8,370)             -  Purchase of option                                             -         (8,370)          (8,370)
              -        12,535  Investment in newbuilding                                      -               -                -
              -             -  Short-term loan advances to parent company                              (55,254)         (55,254)
              -      (49,889)  Purchase of vessels                                     (49,889)               -                -
         55,254             -  Repayments from parent company                                            55,254           55,254
                               Net cash provided by (used in) investing               (293,722)          57,559           76,948
         65,339        59,579  activities


                               FINANCING ACTIVITIES
         24,696             -  Proceeds from share issue                                      -          24,696           24,696
              -             -  Amount due to parent                                           -               -                -
                      (1,874)  Repurchase of shares                                     (5,874)               -         (14,713)
              -       141,950  Proceeds from long-term debt                           1,571,429       1,017,100        1,017,100
        (1,973)       (1,423)  Debt fees paid                                           (8,512)        (15,760)         (15,760)
       (51,872)     (178,659)  Repayment of long-term debt                          (1,221,874)     (1,076,882)      (1,099,707)
              -      (37,300)  Cash dividends paid                                    (112,201)               -         (78,902)
       (52,380)       (3,699)  Deemed dividends paid                                  (134,225)       (100,288)         (58,997)
       (81,529)      (81,005)  Net cash provided by (used in) financing                  88,743       (151,134)        (226,283)
                               activities

         31,231        19,099  Net increase in cash and cash equivalents                 39,751          63,369           29,193
         32,138        49,845  Cash and cash equivalents at start of period              29,193               -                -
         63,369        68,944  Cash and cash equivalents at end of period                68,944          63,369           29,193
----------------------------------------------------------------------------------------------------------------------------------



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        Ship Finance International Limited.
                                        ---------------------------------
                                        (Registrant)




Date        November 21, 2005           By       /s/ Tom E. Jebsen
        ----------------------------      ----------------------------------
                                                     Tom E. Jebsen
                                                     Chief Financial Officer





23153.0001 #620245